Exhibit 99(a)(1)(F)

FORM OF

NOTICE OF CHANGE IN ELECTION FROM “REJECT” TO “ACCEPT”

If you previously elected to reject Medarex, Inc.’s Offer to Exchange (the “Offer”), and you would like to change your election and accept the Offer, you must sign this Notice and complete a new Election Form and return both to Medarex, Inc. (the “Company”) no later than 12:00 midnight, Eastern Time, on March 7, 2003, or if the Company extends the deadline to exchange options, before the extended expiration of the Offer (the “Expiration Date”). This Notice of Change in Election and the new Election Form may be sent via regular mail, e-mail or facsimile.

•	Change to Accept Notices and accompanying new Election Forms delivered via e-mail should be sent to optionexchange@medarex.com.

•	Change to Reject Notices delivered via facsimile should be sent to Anthony Marucci in the Company’s Princeton, New Jersey office at (908) 713-6002 or to David Wilson in the Company’s Milpitas, California office at (408) 545-2799.

•	Change to Accept Notices and accompanying new Election Forms delivered via regular mail should be sent to Medarex, Inc., attention: Anthony Marucci, 707 State Road, Princeton, NJ 08540, or to Medarex, Inc., attention David Wilson, 521 Cottonwood Drive, Milpitas, CA 95035.

Your Change to Accept Notice and accompanying new Election Form must be received by Anthony Marucci or David Wilson no later than 12:00 midnight, Eastern Time, on the Expiration Date, not merely placed in the mail or other delivery system by the Expiration Date. If you send your Change to Accept Notice and accompanying new Election Form via e-mail or facsimile, please send your original signed Change to Accept Notice and accompanying new Election Form via regular mail to Medarex, Inc., attention: Anthony Marucci, 707 State Road, Princeton, NJ 08540, or to Medarex, Inc., attention David Wilson, 521 Cottonwood Drive, Milpitas, CA 95035, as soon as possible.

If you have questions regarding the process for returning this Notice, please contact Mr. Marucci at (908) 430-4214, or David Wilson at (408) 545-2722. Alternatively, you may reach either Mr. Marucci or Mr. Wilson via e-mail at optionexchange@medarex.com.

To Medarex, Inc.:

I previously received a copy of the Offer, the E-Mail Transmittal Letter, the Summary of Terms (each of which was dated February 7, 2003) and an Election Form. I signed and returned the Election Form, in which I elected to reject the Offer. I now wish to change that election and accept the Offer. I understand that by signing this Notice and a new Election Form and delivering both to either Anthony Marucci or David Wilson, I will be able to withdraw my rejection of the Offer and accept the Offer instead. I have read all of the terms and conditions of the Offer.

I understand that in order to accept the Offer, I must sign and deliver this Notice and a new Election Form to either Anthony Marucci or David Wilson before 12:00 midnight, Eastern Time, on March 7, 2003, or if the Company extends the deadline to exchange options, before the extended expiration of the Offer.

I have completed and signed the following exactly as my name appears on my original Election Form. By executing this form, the undersigned hereby binds his or her successors, assigns and legal representatives.

I accept the Offer to exchange options as indicated in the Election Form completed as of the date hereof.

Date:
Optionee Signature

Name:
(Please print)

Identification Number:

Medarex, Inc. hereby agrees and accepts this Notice of Change in Election from Reject to Accept, and such acceptance shall be binding on the Company’s successors, assigns and legal representatives:

Medarex, Inc.

Date:
By: Title: